UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011

Commission File Number: 001-34988

SKY-MOBI LIMITED
10/F, Building B, United Mansion
No. 2, Zijinhua Road, Hangzhou
Zhejiang 310013
People’s Republic of China
(86-571) 8777-0978
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

SIGNATURE
EXHIBIT INDEX

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED
	By:	/s/ Carl Yeung
	Name:	Carl Yeung
	Title:	Chief Financial Officer

Date: April 27, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 —Press Release	4

Exhibit 99.1

Contact:
Sky-mobi Limited	CCG Investor Relations
Mr. Carl Yeung, CFO	Mr. Athan Dounis
Phone: + (86) 571-87770978 (Hangzhou)	Phone: +1-646-213-1916
Email: ir@sky-mobi.com	Email: athan.dounis@ccgir.com
Sky-mobi Announces the Launch of OPENSKY
~OPENSKY Enables Social Functions on Standalone Mobile Phone Applications ~
~ SINA Mobile and SNSGame Join the Maopao Community~
Hangzhou, China — April 27, 2011 — Sky-mobi Limited (NASDAQ: MOBI) (“Sky-mobi” or the “Company”), the leading mobile application store and mobile social network community operator in China, today announced the launch of OPENSKY, which is a plug-in that enables social functions on standalone mobile phone applications.
SINA Mobile and SNSGame (the promoter of the Chinese version of a hit game, Zombie Farm) as well as other major Internet and videogame industry participants joined in a signing ceremony with Sky-mobi earlier today and became the first international players to join the Maopao mobile social network community.
The OPENSKY partnership signing ceremony represents an important milestone in attracting highly successful global content developers onto the Maopao application software platform. When connected to OPENSKY, users of a standalone application can interconnect with users of the Maopao Community using feature phone platforms based on MediaTek or Spreadtrum technologies or smartphone platforms such as Android or Symbian.
OPENSKY offers real time user to user combat, rankings, virtual item sales, live chatting and application based social networks on a previously single-user standalone application. Users can interact with several other users at the same time. Such features are expected to enhance monetization opportunities on standalone applications as well as increase user stickiness on each application. OPENSKY is now available to all content developers globally and developers can easily socialize standalone applications using the plug-in. In addition, OPENSKY also supports non-carrier based third-party payment systems for in-application purchases, further diversifying payment options on top of short message based purchasing.
“OPENSKY is a breakthrough for both our users and content development partners. We plan to leverage OPENSKY to further attract high-quality companies to partner with Sky-Mobi. For our users, this means a more exciting application experience with the chance to interact with other mobile users across the spectrum. Users will be participating in our mobile community regardless of whether they have a high-end smartphone or a more modest handset,” said Mr. Michael Song, Chairman and Chief Executive Officer of Sky-mobi.
“OPENSKY solves a technology bottleneck and is a testament to our focus on serving mobile users and our objective of providing our partners with a better platform and a healthy and sustainable ecosystem. SINA Mobile, SNSGame, and other industry players are joining the Maopao Community, thereby providing China’s mobile phone users with a higher quality and more diverse choice of applications,” Mr. Song continued.
Mr. Xu Le, Chief Executive Officer of SNSGame, commented, “We have been highly successful with the Chinese Version of Zombie Farm thanks to working with the best platforms. We believe that with the flexibility and interoperability of OPENSKY, along with the flexible payment options that are available, we will be able to bring additional successful games, and in a faster timeframe, to the Chinese market.”
Sky-mobi works with handset companies to pre-install its Maopao mobile application store on handsets, including MRP, and with content providers to aggregate and offer a range of applications and content to end-users. The Company’s Maopao store is pre-installed in over 6,600 handset models and is compatible with many different hardware and operating system configurations. The Company collects application store revenues through carriers and their mobile service providers and in turn, shares these revenues with mobile service providers, handset companies and content providers. The standardization of its application store software and Sky-mobi’s proven track record of generating revenue for its partners have enabled it to build what the Company believes to be China’s leading mobile application eco-system with over 800 partners, including over 450 handset companies, over 250 content providers, over 110 mobile service providers and 10 independent payment processing companies.

About SINA
SINA Corporation (Nasdaq: SINA) is a leading online media company and mobile value-added service provider for China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, social networking service (SNS), blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
About SNSGame
SNSGame Global Limited is a leading social game developer and operator, supported by well known venture capitals with industry veterans leading the management team. The company’s vision is to bring innovation to the industry and to create the best game experience for users around the world. Zombie Farm Chinese version was launched by SNSGame in Feb. 2011. Since, it has climbed to top ten of several app stores in Chinese speaking areas . “More Fun with Friends” is the Motto of SNSGame; for the best of our players, for the best of friendship, for the best of having fun, SNSGame strives to create more and better games always as before.
About Sky-mobi
Sky-mobi Limited operates the leading mobile application store in China as measured by revenues in 2009, according to Analysys International. The company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.
Safe Harbor Statement
This press release contains forward-looking statements that reflect the Company’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that the Company’s actual future results may be materially different from and worse than what the Company expects. Information regarding these risks, uncertainties and other factors is included in the Company’s registration statement on Form F-1 and other filings with the SEC.

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